[AMERON INTERNATIONAL LETTERHEAD]

July 21, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ameron International Corporation
Form 10-K for the Fiscal Year Ended November 30, 2010
Filed January 31, 2011
Form 10-Q for the Fiscal Quarter Ended February 27, 2011
Filed April 4, 2011
File No. 001-09102

Dear Mr. Cash:

On behalf of Ameron International Corporation (the “Company”), this responds to your letter of July 7, 2011.  For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related responses.

Form 10-K for the Fiscal Year Ended November 30, 2010

Item 8 – Financial Statements and Supplementary Data, page 31

Note 6 – Affiliates, page 44

1.
We note your response to prior comment three, from our letter dated April 29, 2011.
In future filings, please revise your critical accounting policies in MD&A to expand your disclosure related to cost method investments:

	●	to explain the ownership structures of Ameron Saudi Arabia, Ltd. and Bondstrand, Ltd.;
	●	to explain why you have determined that you do not have significant influence; and
	●	to disclose how you assess these investments for impairment.

[AMERON INTERNATIONAL LETTERHEAD]

RESPONSE:

In future filings, the disclosure related to cost method investments will be expanded as you request. The critical accounting policies in MD&A related to investments in unconsolidated affiliates will be similar to the following (expanded disclosure in italics):

Investments in unconsolidated affiliates over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, including subsequent capital contributions and loans from the Company, plus the Company's equity in undistributed earnings or losses since acquisition.  Investments in affiliates which the Company does not have the ability to exert significant influence over the investees' operating and financing activities are accounted for under the cost method of accounting.  The Company's former investment in TAMCO, a steel mini-mill in California, is accounted for under the equity method.  The Company’s investment in TAMCO was sold in October 2010. The Company indirectly through a wholly-owned subsidiary owns 40% of the shares of Bondstrand, Ltd. (“BL”) and directly owns 30% of the shares of Ameron Saudi Arabia, Ltd. (“ASAL”) (the “Affiliates”). Both Affiliates are Saudi Arabian companies. The remaining shares of BL and ASAL are owned by a public Saudi Arabian company. The Company accounts for its investments in ASAL and BL under the cost method due to the Company’s inability to significantly influence operating and financial policies of the Affiliates. The Company has been effectively precluded from participating in the Affiliates’ policy-making processes due to the nature of the relationship with the Saudi owner and the inability as a practical matter to actively participate in an operation in Saudi Arabia. The Company’s cost method investments are reviewed for impairment when an event or change in circumstances occurs that may have a significant adverse effect on the estimated fair value of the investment. The carrying value of the Company’s investment in ASAL is zero due to ASAL’s past lack of sustainable profitability and cash dividends. The carrying value of the Company’s investment in BL totaled $3.8 million at May 29, 2011 and November 30, 2010.

Form 10-Q for the Fiscal Quarter Ended February 27, 2011

Note 11 – Commitments and Contingencies, page 11

2.
We note your response to prior comment eight, from our letter dated April 29, 2011. We remind you of your responsibility to try and determine your reasonably possible loss or range of loss on a regular basis. We assume that you have procedures in place to attempt to make such determinations at every reporting period. We also remind you that this determination is an estimate and therefore, by nature, is not required to be precise. Therefore, a wide range of potential losses may be appropriate under certain circumstances. We also expect that you will provide updated disclosures on a quarterly basis and will disclose a reasonably possible loss or range of loss as soon as practicable. Such disclosures, including your loss or range of loss, should be regularly revised as new information becomes available.

[AMERON INTERNATIONAL LETTERHEAD]
RESPONSE:

We acknowledge your comments and confirm that we have procedures in place to make determinations as to ranges of losses. In future filings, we will continue to update contingency disclosures; and we will also consider in each reporting period whether it would be appropriate to disclose a range of loss or reasonably possible range of loss, whether individually or in the aggregate.

I trust that this letter responds to your requests. If you have any additional comments or requests, please contact me at 626-683-4000.

Sincerely,

/s/ Gary Wagner

Gary Wagner
Senior Vice President, Chief Financial Officer & Treasurer

GW:ly

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